Remgro
Limited

CARPE DIEM OFFICE PARK, QUANTUM STREET, TECHNO PARK, STELLENBOSCH 7600 · PO BOX 456, CAPE TOWN 8000
TELEPHONE: 021 888 3300 · TELEFAX: 021 888 3399

[redacted]

07028470

27 November 2007

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
United States of America

PROCESSED
DEC 07 2007
THOMSON
FINANCIAL

Ladies and Gentlemen,

RE: REMGRO LIMITED (FILE NO 82-5106) -- RULE 12g3-2(b)

SUPPL

In connection with Remgro Limited's ("the "Company's") exemption pursuant to rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we enclose one copy of the Company's Interim results for the six months ended 30 September 2007, including the declaration of an interim dividend for the six months ending on 30 September 2007.

Please note that the interim results is published on the company's website, www.remgro.com. Should you need more than one hard copy of the interim results, you can request it from my office, e-mail address, ml@remgro.com.

Please call the undersigned at telephone number (2721) 888 3311 or Robert M Chilstrom of Skadden, Arps, Slate, Meagher & Flom LLP in New York at 212-735-2588 if you have any comments or questions regarding the enclosed results.

Please date stamp the enclosed copy of this letter and return to Mr Chilstrom at Skadden, Arps, Slate, Meagher & Flom LLP at 4 Times Square, New York, NY, 10036-6522.

Yours sincerely

M Lubbe
Company Secretary

cc: Mr Robert M. Chilstrom
Mr Mahmoud Salem
Ms Tatyana Vesselovskaya

PROFIT ANNOUNCEMENT FOR DISTRIBUTION TO SHAREHOLDERS

REMGRO LIMITED

Registration number 1968/006415/06
ISIN ZAE000026480 Share Code REM

INTERIM REPORT

UNAUDITED REPORT FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2007 AND CASH DIVIDEND DECLARATION

SALIENT FEATURES

• **Headline earnings per share:**	**+25.5%**
• **Intrinsic value per share at 30 September:**	**R228.33**
• **Interim dividend per share:**	**+17.6%**

ABRIDGED CONSOLIDATED BALANCE SHEET

	30 September 2007 R'm	2006 R'm	31 March 2007 R'm
ASSETS			
Non-current assets			
Property, plant and equipment	**2 504**	2 485	2 441
Biological agricultural assets	**68**	95	91
Investment properties	**47**	32	32
Goodwill and trade marks	**402**	403	413
Investments - Associated companies	**34 931**	31 761	33 033
- Joint ventures	**23**	1	8
- Other	**6 644**	4 551	6 245
Retirement benefits	**10**	-	10
Loans	**2**	2	2
Deferred taxation	**125**	88	124
	44 756	39 418	42 399
Current assets	**7 608**	6 540	7 460
Cash and cash equivalents	**4 533**	4 108	5 004
Other current assets	**3 075**	2 432	2 456
Total assets	**52 364**	45 958	49 859
EQUITY AND LIABILITIES			
Issued capital	**45**	8	8
Reserves	**49 093**	43 344	47 161
Treasury shares	**(1 521)**	(1 415)	(1 497)
Shareholders' equity	**47 617**	41 937	45 672
Minority interest	**539**	633	755
Total equity	**48 156**	42 570	46 427
Non-current liabilities	**1 691**	1 316	1 579
Retirement benefits	**212**	211	213
Long-term loans	**220**	233	161
Deferred taxation	**1 259**	872	1 205
Current liabilities	**2 517**	2 072	1 853
Short-term loans	**375**	412	234
Other current liabilities	**2 142**	1 660	1 619
Total equity and liabilities	**52 364**	45 958	49 859

Net asset value per share (Rand) (attributable to equity holders)			
- At book value	**R100.78**	R88.69	R96.69
- At intrinsic value	**R228.33**	R185.17	R221.00

ABRIDGED CONSOLIDATED INCOME STATEMENT

	Six months ended 30 September 2007 R'm	2006 R'm	Year ended 31 March 2007 R'm
Sales	**4 624**	3 755	7 872
Inventory expenses	**(3 015)**	(2 342)	(4 781)
Personnel costs	**(810)**	(677)	(1 302)
Depreciation	**(129)**	(110)	(223)
Other net operating expenses	**(190)**	(187)	(550)
Trading profit	**480**	439	1 016
Dividends received	**188**	79	156
Interest received	**165**	206	332
Finance costs	**(9)**	(15)	(28)
Negative goodwill	**-**	-	44
Net impairment of investments, assets and goodwill	**6**	-	-
Profit on redemption and sale of investments	**96**	6	7
Consolidated profit before tax	**926**	715	1 527
Taxation	**(194)**	(211)	(403)
Consolidated profit after tax	**732**	504	1 124
Share of after-tax profit of associated companies and joint Ventures	**3 681**	2 698	6 003
Net profit	**4 413**	3 202	7 127
Attributable to:			
Equity holders	**4 347**	3 136	6 942
Minority interests	**66**	66	185
	4 413	3 202	7 127

Share of after-tax profit of associated companies and joint Ventures			
Profit before taking into account impairments, non-recurring and capital items	**3 561**	2 789	5 995
Net impairment of investments, assets and goodwill	**(18)**	7	(12)
Profit on the sale of investments	**174**	26	249
Restructuring costs	**(46)**	(142)	(237)
Other non-recurring and capital items	**10**	18	8
	3 681	2 698	6 003

RECONCILIATION OF HEADLINE EARNINGS

	Six months ended 30 September 2007 R'm	2006 R'm	Year ended 31 March 2007 R'm
Net profit for the period attributable to equity holders	**4 347**	3 136	6 942
Plus/(minus):			
- Negative goodwill	**-**	-	(44)
- Net impairment of investments, assets and goodwill	**(2)**	-	-
- Profit on redemption and sale of investments	**(96)**	(6)	(7)
- Net (surplus)/loss on disposal of property, plant and equipment	**(114)**	1	-
- Non-headline earnings items included in equity accounted earnings of associates and joint ventures	**(150)**	154	(25)
- Taxation effect of adjustments	**28**	(53)	(14)
- Minority interest	**3**	-	1
Headline earnings	**4 016**	3 232	6 853

EARNINGS AND DIVIDENDS

	Six months ended 30 September 2007 Cents	2006 Cents	Year ended 31 March 2007 Cents
Headline earnings per share			
- Basic	**851.0**	678.1	1 445.4
- Diluted	**827.7**	659.8	1 401.3
Earnings per share			
- Basic	**921.2**	657.9	1 464.2
- Diluted	**896.2**	639.6	1 418.5
Dividends per share			
Ordinary	**180.00**	153.00	434.00
- Interim	**180.00**	153.00	153.00
- Final			281.00

ABRIDGED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Six months ended 30 September 2007 R'm	2006 R'm	Year ended 31 March 2007 R'm
Balance at 1 April	**46 427**	38 090	38 090
Total income accounted for	**4 148**	8 786	14 008
Exchange rate adjustments	**(545)**	5 232	5 035
Net fair value adjustments for the period	**280**	352	1 846
Net income directly accounted for in equity	**(265)**	5 584	6 881
Net profit for the period	**4 413**	3 202	7 127
Dividends paid	**(1 384)**	(3 069)	(3 813)
Increase of interest in subsidiary company	**(656)**	-	-
Capital invested by minorities	**31**	8	30
Transfer between reserves and other movements	**3**	(14)	11
Change in reserves of associated companies	**(436)**	(232)	(824)
Purchase of shares by wholly owned subsidiary (treasury shares)	**-**	(942)	(1 031)
Net purchase of shares by The Remgro Share Trust	**(24)**	(60)	(54)
Long-term share incentive scheme reserve	**10**	3	10
Shares issued	**37**	-	-
Total equity	**48 156**	42 570	46 427

ABRIDGED CONSOLIDATED CASH FLOW STATEMENT

	Six months ended 30 September 2007 R'm	2006 R'm	Year ended 31 March 2007 R'm
Cash generated from operations	**481**	806	1 970
Taxation paid	**(195)**	(524)	(676)
Dividends received	**1 861**	1 361	2 736
Cash available from operating activities	**2 147**	1 643	4 030
Dividends paid	**(1 384)**	(3 069)	(3 813)
Net cash flow from operating activities	**763**	(1 426)	217
Investing activities	**(1 502)**	(1 213)	(1 725)
Financing activities	**345**	184	70
Net increase/(decrease) in cash and cash equivalents	**(394)**	(2 455)	(1 438)
Cash and cash equivalents at the beginning of the period	**4 901**	6 339	6 339
Cash and cash equivalents at the end of the period	**4 507**	3 884	4 901
Cash and cash equivalents - per balance sheet	**4 533**	4 108	5 004
Bank overdraft	**(26)**	(224)	(103)

ADDITIONAL INFORMATION

	30 September 2007	2006	31 March 2007
Number of shares in issue			
- Ordinary shares of 1 cent each	**449 003 606**	448 802 207	448 802 207
Issued at 1 April	**448 802 207**	448 802 207	448 802 207
Issued during the period	**201 399**	-	-
- Unlisted B ordinary shares of 10 cents each	**35 506 352**	35 506 352	35 506 352
Total number of shares in issue	**484 509 958**	484 308 559	484 308 559
Number of shares held in treasury	**(12 042 320)**	(11 481 584)	(11 948 372)
- Ordinary shares repurchased and held in treasury	**(8 554 019)**	(8 002 196)	(8 554 019)
- Ordinary shares held by The Remgro Share Trust and accounted for as treasury shares	**(3 488 301)**	(3 479 388)	(3 394 353)
	472 467 638	472 826 975	472 360 187
Weighted number of shares	**471 894 427**	476 643 317	474 123 689

In determining earnings and headline earnings per share the weighted number of shares was taken into account.

	30 September 2007 R'm	2006 R'm	31 March 2007 R'm
Listed investments			
Associated			
- Book value	**12 610**	11 184	11 478
- Market value	**26 251**	21 567	28 871
Other			
- Book value	**6 556**	4 427	6 229
- Market value	**6 556**	4 427	6 229
Unlisted investments			
Associated			
- Book value	**22 321**	20 577	21 555
- Directors' valuation	**68 455**	55 867	62 969
Joint ventures			
- Book value	**23**	1	8
- Directors' valuation	**23**	1	8
Other			
- Book value	**88**	124	16
- Directors' valuation	**88**	124	16
Additions to and replacement of property, plant and equipment	**180**	246	502
Capital commitments (Including amounts authorised, but not yet contracted for)	**730**	399	704
Dividends received from associated companies set off against investments	**1 506**	1 283	2 748

COMMENTS

1. ACCOUNTING POLICIES

The interim report is prepared in accordance with the recognition and measurement principles of International Financial Reporting Standards (IFRS), IAS 34: Interim Financial Reporting, the requirements of the South African Companies Act, Act 61 of 1973, as amended, and the Listings Requirements of the JSE Limited (JSE).

These financial statements incorporate accounting policies that are consistent with those of the previous financial periods, with the exception of the change in the accounting treatment of joint ventures. Refer to the section on prior year adjustments below.

During the period under review various new accounting standards, interpretations and amendments to IFRS became effective. The adoption of these new accounting standards, interpretations and amendments to IFRS had no impact on the results of either the current or prior periods.

During July 2007 the South African Institute of Chartered Accountants issued a new accounting guideline on headline earnings, i.e. Circular 08/07. The effective date of this circular is for all financial periods ending on or after 31 August 2007. The circular requires comparative headline earnings to be restated in accordance with the new prescribed formula if needed. Previously headline earnings was calculated in terms of Circular 07/02.

Attention is drawn to the fact that certain associated companies are not in a position to provide Remgro with the necessary information in order to restate its headline earnings for the comparative periods. This relates to associated companies that will only implement Circular 08/07 in later financial periods, e.g. FirstRand Limited and RMB Holdings Limited in respect of their interim reporting to 31 December 2007.

The JSE has granted Remgro dispensation from complying with Circular 08/07 in respect of listed associated companies that have not yet published their restated headline earnings prior to Remgro releasing its interim results. The results of those companies included in this interim report are based on their results prepared in terms of Circular 07/02.

Any restatement of Remgro's headline earnings that may result from the later restatement of associated companies' results, will be reported with the release of the audited consolidated results for the year ended 31 March 2008.

2. PRIOR YEAR ADJUSTMENTS

Restatement of comparative figures in respect of joint ventures
In terms of IAS 31: Interests in Joint Ventures, such entities can be accounted for by using proportionate consolidation or alternatively by using the equity method. Previously Remgro proportionately consolidated its interests in jointly controlled ventures and thereby accounted for its share of each of the assets, liabilities, income and expenses of the jointly controlled ventures on a line-by-line basis in its financial statements.

With effect from 1 April 2007 Remgro changed its accounting policy for the accounting treatment of jointly controlled ventures from proportionate consolidation to the equity method as it will result in more appropriate presentation of investments in joint ventures. This change in accounting policy had no effect on Remgro's net asset value, earnings or headline earnings for the comparative periods. Certain line items in the comparative balance sheets and income statements have been restated accordingly. The effect was immaterial.

Comparison with prior periods
With effect from 31 March 2007 Business Partners Limited (Business Partners) was reclassified as an investment in an associated company, while previously it was accounted for under "Investments - Other".

For the period under review Business Partners was thus accounted for according to the equity method, while only dividend income was previously accounted for. Certain income statement items are therefore not directly comparable with those of prior periods.

3. RESULTS

Headline earnings

Headline earnings increased by 24.3% from R3 232 million to R4 016 million. Headline earnings per share, however, increased by 25.5% from 678.1 cents to 851.0 cents due to the favourable impact of the share repurchase programme in the comparative period.

Contribution to headline earnings

	Six months ended 30 September		Year ended 31 March
	2007	2006	2007
	R'm	R'm	R'm
Tobacco interests	**1 839**	1 483	2 964
Financial services	**1 065**	772	1 529
Industrial interests	**850**	729	1 924
Mining interests	**176**	76	155
Corporate finance and other interests	**86**	172	281
	4 016	3 232	6 853

The contribution of the tobacco interests, which represented 45.8% (2006: 45.9%) of headline earnings, increased by 24.0%.

Currency movements had a greater impact on the Group's earnings than in the comparative period. Due to the weaker rand, the currency impact on R&R Holdings SA, Luxembourg's (R&R) contribution to headline earnings increased from R104 million in 2006 to R207 million as set out in the table below.

	Six months ended 30 September		Year ended 31 March
	2007	2006	2007
Average exchange rate (R/£/)	**14.1987**	12.5995	13.2898
Closing exchange rate (R/£)	**14.0020**	14.5143	14.3449
R&R's contribution (£'m)	**130**	118	223
R&R's contribution (R'm)	**1 839**	1 483	2 964
Favourable currency impact (R'm)	**207**	104	420

In sterling terms, R&R's contribution increased by 10.2%.

The combined contribution of FirstRand and RMBH to Remgro's headline earnings amounted to R1 065 million (2006: R772 million). The increase of 38.0% can be attributed mainly to good performances in the retail, corporate and investment banking segments.

The contribution of the industrial interests increased by 16.6% to R850 million (2006: R729 million). Medi-Clinic and Distell produced good results with contributions amounting to R153 million and R102 million respectively (2006: R131 million and R74 million). Rainbow's contribution to Remgro's headline earnings increased from R107 million in 2006 to R142 million. This increase can be attributed mainly to Remgro's increased shareholding in Rainbow resulting from the offer to Rainbow minorities concluded during June 2007. Both UBR and Nampak reported strong earnings growth with contributions to headline earnings amounting to R121 million and R77 million respectively (2006: R92 million and R55 million).

The total contribution of the mining interests increased by 131.6% to R176 million (2006: R76 million). Dividends received from Implats amounted to R187 million (2006: R73 million). Trans Hex reported a headline loss of R32 million for the period (2006: R8 million profit). Remgro's share of this loss amounted to R11 million (2006: R3 million profit).

The central treasury division's contribution to Remgro's headline earnings decreased from R196 million to R100 million. This decrease can be attributed mainly to the non-recurrence of foreign currency profits amounting to R74 million relating to outstanding intergroup balances accounted for in the comparative period, as well as lower average cash balances compared to 2006.

Earnings
Total earnings increased by 38.6% to R4 347 million (2006: R3 136 million), mainly as a result of favourable non-recurring and capital items of associated companies during the period under review.

4. INTRINSIC VALUE

Remgro's intrinsic value per share increased by 3.3% from R221.00 at 31 March 2007 to R228.33 at 30 September 2007. Refer to Annexure A for full details.

5. BRITISH AMERICAN TOBACCO PLC (BAT)

Remgro's interest in BAT is represented by its one-third holding of the ordinary shares and all of the "2005" participation securities, issued by R&R. This gives Remgro an effective interest of 10.6% in BAT at 30 September 2007 (2006: 10.4%). The balance of the ordinary share capital of R&R is held by Compagnie Financière Richemont SA.

There was no change in the number of BAT shares held by R&R. However, due to the positive effect of BAT's continuing share buy-back programme, R&R's interest in BAT increased to 29.8% at 30 September 2007 (2006: 29.2%).

Remgro's share of R&R's headline earnings consists of 35.46% of R&R's share of the attributable profit of BAT and its share of R&R's non-BAT income (including income attributable to its investment in the "2006" participation securities issued by R&R during March 2006).

	Six months to September 2007 £'m	2006 £'m
Attributable profit of BAT before non-recurring and capital items	**1 177**	1 100
R&R's share of the attributable profit of BAT:		
– 29.62% to 29.84% (2006: 29.06% to 29.21%)	**350**	320
R&R's non-BAT income	**8**	6
R&R's headline earnings for the six months to 30 September	**358**	326
Remgro's share thereof:		
– 35.46% of R&R's share of the attributable profit of BAT	**124**	114
– portion of R&R's non-BAT income	**6**	4
	130	118
	R'm	R'm
Translated at an average £/R rate of 14.1987 (2006: 12.5995)	**1 839**	1 483

BAT has a 31 December year-end and reports to its shareholders on a quarterly basis. The following commentary is condensed from BAT's financial report for the nine months ended 30 September 2007. More complete information in respect of BAT, including copies of the annual and quarterly reports, is available from the BAT website at www.bat.com.

The reported profit from BAT was 19% higher at £2 304 million or 8% higher if non-recurring items are excluded. However, profits from operations at comparable rates of exchange and excluding non-recurring items would have been 14% higher, with all regions contributing to this result.

In Europe, profit at £650 million was up £56 million mainly as a result of higher margins in Russia, Romania, Hungary and Spain, partly offset by the impact of reduced volumes in a number of markets and weaker exchange rates. At comparable rates of exchange, profits would have increased by £67 million or 11%.

In BAT's Asia-Pacific region, profit rose by £32 million to £498 million, mainly attributable to strong performances from Australasia, South Korea, Vietnam, Pakistan and Bangladesh, despite the adverse impact of exchange. At comparable rates of exchange, profit would have increased by £47 million or 10%.

Profit in Latin America increased by £103 million to £550 million due to exceptionally strong performances in Brazil and Venezuela, partly offset by lower profit in Mexico and the adverse impact of weaker local currencies. At comparable rates of exchange, profit would have grown by £127 million or 28%.

Profit in the Africa and Middle East region fell by £8 million to £354 million due to exchange rate movements. However, at comparable rates of exchange, profit would have increased by £45 million or 12% with strong performances from South Africa and Nigeria.

The profit from BAT's America-Pacific region decreased by £12 million to £320 million as a result of lower profit in Canada and the impact of weaker exchange rates. At comparable rates of exchange, profit would have increased by £15 million or 5%.

BAT's share of the post-tax results of its associates decreased by £13 million to £335 million. Excluding the exceptional item in 2006, its share of the post-tax results of associates was slightly up at £335 million but would have been 8% higher at comparable rates of exchange. The contribution from Reynolds American, excluding the benefit from the favourable resolution of tax matters in 2006, was £10 million lower due to the impact of the weaker US dollar. BAT's associate in India, ITC, continued its strong growth and its contribution rose by £12 million to £77 million.

BAT's adjusted, diluted earnings per share for the nine-month period rose 9% to 82.00 pence, principally as a result of the strong operating profit performance, partly offset by the adverse impact from foreign exchange movements. Some 38 million shares were repurchased in the nine months at a cost of £612 million and at an average of 1 630 pence per share.

6. OTHER INVESTMENTS

The most important changes to Remgro's other investments during the period under review were as follows:

Rainbow Chicken Limited (Rainbow)

During March 2007 Remgro made an offer by way of a scheme of arrangement to acquire the entire issued share capital of Rainbow not already owned by Remgro. The initial offer was for a cash consideration of R16.00 per Rainbow share or 9 Remgro ordinary shares for every 100 shares held in Rainbow, or a combination of the aforementioned. On 5 June 2007 Rainbow shareholders voted against the scheme of arrangement.

An alternative offer, consisting of a cash consideration of R16.00 per Rainbow share or 8.1 Remgro ordinary shares for every 100 shares held in Rainbow, or a combination thereof, became effective on 6 June 2007.

In terms of the abovementioned offer Remgro acquired 30 236 876 Rainbow shares. Of this number of shares 27 749 336 were acquired for a cash consideration of R16.00 per Rainbow share for a total amount of R446.4 million, while the remaining 2 487 540 Rainbow shares were acquired through the issue of 201 399 Remgro shares, issued at an average price of R186.10 per Remgro share.

During the period under review Remgro acquired 10 699 024 Rainbow shares in the open market at R16.00 per share for a total amount of R171.9 million. On 30 September 2007, Remgro's effective interest in Rainbow was 74.0% (31 March 2007: 61.4%).

PG Group of Companies (PG)

With effect from 31 July 2007 Remgro has acquired a 24.5% interest, on a fully diluted basis, in PG for R719.5 million, including transaction costs. For the period under review, no income from PG was accounted for. For Remgro's year ending 31 March 2008 PG, which has a December year-end, will be equity accounted for the five months to December 2007. In future PG will be equity accounted by Remgro for the twelve-month period ending December each year.

It should be noted that the purchase price allocation process in terms of IFRS 3: Business Combinations, is currently still in progress.

Kagiso Trust Investments (Pty) Limited (KTI) and the Kagiso Infrastructure Empowerment Fund (KIEF)

During the 2007 financial year Remgro entered into agreements with KTI and KIEF, in terms of which it committed funds amounting to R350 million to KIEF. The fund has a target size of R650 million and aims to invest in infrastructure projects, including roads, airports, power and telecommunication installations, railway systems, ports, water and social infrastructure. By 31 March 2007 R4.7 million of the R350.0 million committed was invested. During the period under review Remgro invested a further R36.7 million in KIEF.

Tsb Sugar Holdings (Pty) Limited (Tsb Sugar)

Land claims

Effective 1 April 2007 Tsb Sugar concluded the Tenbosch land claim whereby it disposed of 4 800 hectares (ha) of irrigated sugar-cane agricultural land in the Nkomazi region to land claimants in terms of a land reform transaction for an amount of R285 million. The transaction constituted the first phase of Tsb Sugar's land reform process.

The second phase of Tsb Sugar's land reform transactions is currently in progress and consists of the remaining claimed land, situated mainly in the Malelane area. This phase will comprise the sale of 3 162 ha under sugar cane and 71 ha under litchis, all of which is irrigated, as well as 2 599 ha that is not under irrigation. This transaction is expected to be completed early in the next financial year.

Resource Energy BV (RE)

During the period under review Tsb Sugar and co-founding shareholders, i.e. Compagnie Industriali Riunite of Italy and VenFin Limited, established RE. Tsb Sugar acquired a 25% interest in RE for a total amount of R7.9 million, with additional investments to be made on a project-by-project basis.

RE is involved in renewable energy through the acquisition, development and integration of bio-fuel production facilities, with its initial focus on the production of ethanol from sugar-cane.

Business Partners Limited (Business Partners)

During the period under review Remgro acquired a further 437 330 Business Partners shares for a total amount of R2.5 million. On 30 September 2007, Remgro's interest in Business Partners was 21.5% (31 March 2007: 21.3%).

Repurchase of Remgro shares

At 30 September 2007 8 554 019 Remgro ordinary shares (1.9%) were held as treasury shares (31 March 2007: 8 554 019 shares).

The Remgro Share Trust purchased 150 566 Remgro ordinary shares during the period under review at an average price of R189.19 for a total amount of R28.5 million, while 56 618 shares were delivered to participants against payment of the subscription price.

Subsequent to 30 September 2007:

Medi-Clinic Corporation Limited (Medi-Clinic)

On 26 October 2007 Medi-Clinic announced that all conditions precedent for the acquisition of Hirslanden Finanz AG (Hirslanden) for an amount of CHF 2 556 million, had been fulfilled. Hirslanden is the holding company of the largest private hospital group in Switzerland. Medi-Clinic will finance CHF 1 114 million of the purchase consideration with own funds and obtained a fixed interest loan from Barclays Capital for the remainder.

Concurrently Medi-Clinic proposed a rights offer of 198 675 497 of its shares at an issue price of R22.65 per share. Remgro gave an irrevocable commitment to participate in the rights offer and will take up 86 217 868 Medi-Clinic shares amounting to R1 952.8 million.

FirstRand Limited (FirstRand) and RMB Holdings Limited (RMBH)

On 7 November 2007 FirstRand shareholders approved its proposed unbundling of its shareholding in Discovery Holdings Limited (Discovery). The transaction involves the disposal of 21 569 301 Discovery shares to Discovery's senior management, the Discovery share trust as well as RMBH. On 26 November 2007 FirstRand will distribute the remainder of its Discovery shareholding in the ratio of 5.61343 Discovery shares for every 100 FirstRand shares to its shareholders.

In terms of a separate agreement with Remgro, RMBH has agreed to acquire the 27 008 590 Discovery shares received by Remgro pursuant to the unbundling described above, by issuing 21 302 886 RMBH shares at R33.94 per share for a total amount of R723 million.

During the period under review Remgro also acquired 30 000 RMBH shares in the open market at R33.49 per share for a total amount of R1.0 million. Following these transactions, Remgro's interest in RMBH will be 25.0% (31 March 2007: 23.7%).

Unilever Bestfoods Robertsons (Holdings) Limited L.L.C. (UBR)
Until October 2007 Remgro held a 41% interest in UBR, which in turn owned 100% of the Unilever South Africa Foods (SA Foods) and Unilever Israel Foods businesses. The UBR venture had no interest in the Unilever South Africa Home and Personal Care (SA HPC) businesses.

Globally, Unilever has reorganised by simplifying its organisational structure that, amongst others, entail the merging of the SA Foods and SA HPC businesses into a single leadership and operating framework under the "One Unilever" programme.

During October 2007 Remgro and Unilever agreed that Remgro will divest from its 41% interest in UBR in exchange for a 25.75% interest in the total South African Unilever business, consisting of the combined SA Foods and SA HPC businesses. This restructuring had no effect on the results for the period under review.

7. INFORMATION REGARDING UNLISTED INVESTMENTS

Tsb Sugar
Tsb Sugar's contribution to Remgro's headline earnings amounted to R55 million (2006: R54 million).

It is expected that Tsb Sugar's sugar production for the season will increase to 493 500 tons (2006: 436 804 tons). This increase can be attributed to the return to near normal conditions in cane production due to improved prevailing climatic conditions. Cane yields improved by 10% as a result of the increase in overall water availability. The export sugar price for the full year is expected to be lower than the previous year. This, combined with a stronger rand, is expected to result in lower export income. Tsb Sugar did benefit from the increase in the local market sugar price. The Royal Swaziland Sugar Corporation's contribution to Tsb Sugar's profit increased during the period under review.

Business Partners
Business Partners' contribution to Remgro's headline earnings amounted to R13 million (2006: R5 million).

Business Partners is a leading investor of capital, skills and knowledge in Small and Medium Enterprises. Its headline earnings for the six months ended 30 September 2007 increased by 26.1% to R63 million. The primary drivers for the growth in profits were the increase in operational income (partly due to the recent interest rate increases), effective control over expenses and the surpluses realised on the disposal of investments.

Investments amounting to R496 million (2006: R486 million) were approved during the six month period, which is slightly below budget. An increased investment activity, ahead of the levels achieved in the first six months, is expected in the second half of the financial year.

Wispeco Holdings Limited (Wispeco)
Wispeco's results for the six months ended 30 September 2007 were lower mainly due to price suppression caused by competition from China. Sales volumes for the half year were 3% higher than the comparative period, while gross profit margins were lower. Headline earnings amounted to R26.5 million for the half year, which is 24% lower than in the same period last year.

A possible positive outcome of the ongoing anti-dumping investigation on imported extrusions from China as well as the reduction of export rebates by China could contribute to leveling the playing field in the local market.

Prospects of a margin recovery reinforce Wispeco's growth strategy and expansion plans embarked on in 2006. An eighth extrusion press is now being commissioned, while three new powder coating lines will be put into production by the end of the year. A new stockist branch has also been opened in the Eastern Cape.

Total South Africa (Pty) Limited (Total South Africa)
Total South Africa's contribution to Remgro's headline earnings for the period under review was R118 million (2006: R116 million). Sales of petroleum products in South Africa continued to increase. Total South Africa's market share for main fuels was constant at 14.7%, with the added income from higher volumes being set off by lower finished product revaluation gains when compared to the prior year, leaving marketing profits practically unchanged.

Natref, in which Total South Africa has an interest of 36%, was shut down for six weeks from May 2007. The positive impact of both increasing prices within the South African regulatory environment and the weaker rand exchange rate, resulted in refining profits remaining unchanged. Refining volumes have returned to previous levels in the latter part of 2007.

Air Products South Africa (Pty) Limited (Air Products)
Air Products' contribution to Remgro's headline earnings for the period under review amounted to R43 million (2006: R33 million). The increase was driven by continued strong demand for gas products from most sectors of the economy. Profit after tax increased to R83 million (2006: R62 million) for the six months ended 30 September 2007 as a result of operational efficiencies, improved margins and a reduction in the effective tax rate.

Air separation plants were commissioned in South Africa to supply Impala Platinum and the PG Group, and in Zambia to supply Mopani Copper Mines and First Quantum Minerals. The resulting additional sales volumes contributed to double digit volume and revenue growth in the tonnage gases business, despite the impact of reduced volumes at the company's Vanderbijlpark site during the Mittal Steel blast furnace shutdown between April and August.

Infrastructure development continued to drive growth for cylinder gases and other packaged gas products, particularly argon, and this is expected to continue in the coming year.

UBR
UBR's contribution to Remgro's headline earning for the period, which includes interest on the shareholders' loan of R5 million (2006: R8 million), amounted tot R121 million (2006: R92 million).

The increased contribution is mainly due to turnover growth and the resultant higher gross profit. The impact of the increased turnover has been partially offset by investment in pricing, advertising and promotion as well as raw material cost inflation.

The South African retail operation delivered an underlying sales growth of 10.9%, driven by a combination of volume and price growth. The Israeli business reported an increase in turnover of 7.1%.

KTI
KTI's contribution to Remgro's headline earnings for the period under review amounted to R18 million (2006: R37 million) mainly due to lower favourable fair value adjustments of the conversion right attached to its holding of Metropolitan Holdings Limited preference shares accounted for than in the comparative period. The growth in the intrinsic value of the underlying investments was satisfactory.

CAUTIONARY ANNOUNCEMENT

Shareholders are referred to the cautionary announcement dated 19 November 2007 and are accordingly advised to continue to exercise caution when dealing in their shares.

DECLARATION OF CASH DIVIDEND

Declaration of Dividend No 15

Notice is hereby given that an interim dividend of 180 cents (2006: 153 cents) per share has been declared in respect of both the ordinary shares of one cent each and the unlisted B ordinary shares of ten cents each, for the half year to 30 September 2007.

Dates of importance:

Last day to trade in order to participate in the interim dividend	Friday, 4 January 2008
Trading on or after this date will be ex the interim dividend	Monday, 7 January 2008
Record date	Friday, 11 January 2008
Payment date	Monday, 14 January 2008

Shareholders may not dematerialise or rematerialise their holdings of ordinary shares between Monday, 7 January 2008, and Friday, 11 January 2008, both days inclusive.

Signed on behalf of the Board of Directors.

Johann Rupert
Chairman

Thys Visser
Chief Executive Officer

Stellenbosch
26 November 2007

DIRECTORATE

Non-executive directors
Johann Rupert *(Chairman)*,
E de la H Hertzog *(Deputy Chairman)*, P E Beyers, G D de Jager*, J W Dreyer,
P K Harris*, J Malherbe, M M Morobe*, D Prins*, M Ramos (Miss)*,
F Robertson*
(**Independent*)

Executive directors
M H Visser *(Chief Executive Officer)*,
W E Bührmann, D M Falck, J A Preller (Mrs), T van Wyk

CORPORATE INFORMATION

Secretary
M Lubbe (Mrs)

Listing
JSE Limited
Sector: Financials – Diversified Industrials

American depositary receipt (ADR) program
Cusip number 75956M107   ADR to ordinary share 1 : 1

Depositary
The Bank of New York, 101 Barclay Street, New York NY 10286

Business address and registered office
Carpe Diem Office Park, Quantum Street, Techno Park, Stellenbosch 7600
(PO Box 456, Stellenbosch 7599)

Transfer Secretaries
Computershare Investor Services 2004 (Pty) Limited,
70 Marshall Street, Johannesburg 2001
(PO Box 61051, Marshalltown 2107)

Auditors
PricewaterhouseCoopers Inc.,
Cape Town

Sponsor
Rand Merchant Bank (A division of FirstRand Bank Limited)

Website
www.remgro.com

ANNEXURE A

INTRINSIC NET ASSET VALUE

	Notes	Shares held million	Stock exchange closing price	£'m	Exchange rate	30 September 2007 R'm	31 March 2007 R'm
Tobacco interests							
R&R Holdings				3 941.7	14.0020	55 191	52 229
- BAT ordinary shares	1	214.3	1 752	3 754.5			
- Cash and dividends accrued				187.4			
- Other net assets/(liabilities)				(0.2)			
Financial services							
FirstRand		481.1	2 210			10 633	11 836
RMB Holdings		281.0	3 337			9 376	10 111
Industrial interests							
Medi-Clinic Corporation		171.1	2 220			3 799	4 295
Distell Group		58.7	6 398			3 754	3 054
Unilever Bestfoods Robertsons						3 663	3 020
Rainbow Chicken		214.6	1 610			3 455	2 778
Total South Africa						2 585	2 226
Tsb Sugar						1 773	1 980
Nampak		78.1	2 160			1 687	1 735
Kagiso Trust Investments						1 278	1 312
Air Products South Africa						1 039	910
PG Group						719	-
Wispeco						403	421
Dorbyl		14.1	1 025			144	211
Caxton		7.8	1 750			136	130
Mining interests							
Implats		26.7	24 000			6 405	6 085
Trans Hex Group		30.2	1 205			364	438
Other							
Sundry investments and loans						296	220
Deferred taxation asset/(liability)						(785)	(738)
Other net assets/(liabilities)						416	506
Cash at the centre							
- Local	2					977	1 220
- Offshore	2			211.6	14.0020	2 963	3 137
Intrinsic net asset value						110 271	107 116
Potential CGT liability	3					(2 386)	(2 714)
Intrinsic net asset value after tax						107 885	104 402
INTRINSIC VALUE PER SHARE						R228.33	R221.00
Issued shares after deduction of shares repurchased and the shares in *The Remgro Share Trust* (million)						472.5	472.4

Notes

1. This represents Remgro's effective interest of 10.6% in BAT Plc.
2. Cash at the centre excludes cash held by subsidiaries and associated companies that are separately valued above.
3. The potential capital gains tax (CGT) liability, which is unaudited, is calculated on the specific identification method using the most favourable calculation for investments acquired before 1 October 2001 and also taking into account the corporate relief provisions. Deferred CGT on investments available-for-sale (Implats and Caxton) is included in "Other" above.
4. Unlisted investments are shown at directors' valuation. Listed investments are shown at stock exchange prices.

END